                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                             (Amendment No. _____)*

                                Geron Corporation
                        --------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                        --------------------------------
                         (Title of Class of Securities)

                                    374163103
                                 ---------------
                                 (CUSIP Number)


                                Gary S. Kaminsky
                     c/o Rose Glen Capital Management, L.P.
                               251 St. Asaphs Rd.
                               3 Bala Plaza - East
                              Bala Cynwyd, Pa 19004
                        --------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                  June 17, 1999
                        --------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)
         |X|  Rule 13d-1(c)
         |_|  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NUMBER:  374163103                                       PAGE 2 OF 9 PAGES
--------------------------------------------------------------------------------

1)       Names of Reporting Persons; S.S. or I.R.S. Identification

                  RGC International Investors, LDC
--------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  N/A
         (b)  N/A
--------------------------------------------------------------------------------

3)       SEC Use Only
--------------------------------------------------------------------------------

4)       Citizenship or Place of Organization                     Cayman Islands
--------------------------------------------------------------------------------

   Number of         5)       Sole Voting Power                       916,666(1)
    Shares
 Beneficially        -----------------------------------------------------------
   Owned by          6)       Shared Voting Power
Each Reporting
 Person With         -----------------------------------------------------------
                     7)      Sole Dispositive Power                   916,666(1)
                     -----------------------------------------------------------

                     8)      Shared Dispositive Power
--------------------------------------------------------------------------------

9)       Aggregate Amount Beneficially                                916,666(1)
         Owned by Each Reporting Person
--------------------------------------------------------------------------------

10)      Check if the Aggregate Amount in Row (9)
         Excludes Certain Shares (See Instructions)                         N/A
--------------------------------------------------------------------------------

11)      Percent of Class Represented by Amount in Row (9)                  5.3%
--------------------------------------------------------------------------------

12)      Type of Reporting Person (See Instructions)                          00
--------------------------------------------------------------------------------


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CUSIP NUMBER:  374163103                                       PAGE 3 OF 9 PAGES
--------------------------------------------------------------------------------

1)       Names of Reporting Persons; S.S. or I.R.S. Identification

                  Rose Glen Capital Management, L.P.
--------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  N/A
         (b)  N/A
--------------------------------------------------------------------------------

3)       SEC Use Only
--------------------------------------------------------------------------------

4)       Citizenship or Place of Organization                           Delaware
--------------------------------------------------------------------------------

   Number of         5)       Sole Voting Power                       916,666(1)
    Shares
 Beneficially        -----------------------------------------------------------
   Owned by          6)       Shared Voting Power
Each Reporting
 Person With         -----------------------------------------------------------

                     7)      Sole Dispositive Power                   916,666(1)
                     -----------------------------------------------------------

                     8)      Shared Dispositive Power
--------------------------------------------------------------------------------

9)       Aggregate Amount Beneficially                                916,666(1)
         Owned by Each Reporting Person
--------------------------------------------------------------------------------

10)      Check if the Aggregate Amount in Row (9)
         Excludes Certain Shares (See Instructions)                         N/A
--------------------------------------------------------------------------------

11)      Percent of Class Represented by Amount in Row (9)                  5.3%
--------------------------------------------------------------------------------

12)      Type of Reporting Persons (See Instructions)                         PN
--------------------------------------------------------------------------------



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CUSIP NUMBER:  374163103                                       PAGE 4 OF 9 PAGES
--------------------------------------------------------------------------------

1)       Names of Reporting Persons; S.S. or I.R.S. Identification

                  RGC General Partner Corp.
--------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  N/A
         (b)  N/A
--------------------------------------------------------------------------------

3)       SEC Use Only
--------------------------------------------------------------------------------

4)       Citizenship or Place of Organization                           Delaware
--------------------------------------------------------------------------------

   Number of         5)       Sole Voting Power                       916,666(1)
    Shares
 Beneficially        -----------------------------------------------------------
   Owned by          6)       Shared Voting Power
Each Reporting
 Person With         -----------------------------------------------------------
                     7)      Sole Dispositive Power                   916,666(1)

                     -----------------------------------------------------------

                     8)      Shared Dispositive Power
--------------------------------------------------------------------------------

9)       Aggregate Amount Beneficially                                916,666(1)
         Owned by Each Reporting Person
--------------------------------------------------------------------------------

10)      Check if the Aggregate Amount in Row (9)
         Excludes Certain Shares (See Instructions)                          N/A
--------------------------------------------------------------------------------

11)      Percent of Class Represented by Amount in Row (9)                  5.3%
--------------------------------------------------------------------------------

12)      Type of Reporting Persons (See Instructions)                         CO
--------------------------------------------------------------------------------



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CUSIP NUMBER:  374163103                                       PAGE 5 OF 9 PAGES


                     FOOTNOTES TO COVER PAGE OF SCHEDULE 13G

1. This Schedule 13G is being filed on behalf of the following persons (the "Filers"):

     (1) RGC International Investors, LDC, a Cayman Islands limited duration company ("RGC");

     (2) Rose Glen Capital Management, L.P., a Delaware limited partnership ("Rose Glen"); and

     (3)  RGC General Partner Corp., a Delaware corporation ("Partner").

     Each of Rose Glen and Partner shall be collectively referred to as the "RGC Affiliates."

     RGC is a private investment fund. Rose Glen is the investment manager of RGC and Partner is the general partner of Rose Glen. The Common Stock to which this Schedule 13G relates is owned by RGC. The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers of the RGC Affiliates are set forth in the table on Schedule A hereto.

     RGC is reporting that it owns, and Rose Glen as investment manager of RGC and Partner as general partner of Rose Glen is reporting that they beneficially own, 916,666 shares of Common Stock or approximately 5.3% of the outstanding shares of the Issuer. The total number of shares of Common Stock the Filers are reporting as being beneficially owned by them consists of (i) 250,000 shares of Common Stock currently issuable within 60 days of the date hereof upon conversion of a Convertible Zero Coupon Debenture (the "Tranche A Debentures") issued on December 11, 1998 pursuant to that certain Securities Purchase Agreement dated as of December 10, 1998 among the Issuer and certain investors named therein (the "Securities Purchase Agreement") and 208,333 shares of Common Stock currently issuable within 60 days of the date hereof upon exercise of Common Stock Purchase Warrants issued on December 11, 1998 pursuant to the Securities Purchase Agreement (the "Tranche A Warrants") and (ii) 250,000 shares of Common Stock currently issuable within 60 days of the date hereof upon conversion of a Convertible Zero Coupon Debenture (the "Tranche B Debentures") issued on June 17, 1999 pursuant to the Securities Purchase Agreement and 208,333 shares of Common Stock currently issuable within 60 days of the date hereof upon exercise of Common Stock Purchase Warrants issued on June 17, 1999 in connection with the issuance of the Tranche B Debentures (the "Tranche B Warrants"). The Tranche A Debentures, Tranche B Debentures, Tranche A Warrants and Tranche B Warrants (collectively, the "Instruments") are convertible or exercisable only to the extent that the number of shares of Common Stock issuable upon conversion or exercise of the Instruments together with any other shares of Common Stock beneficially owned by the Filers would not exceed 9.9% of the then outstanding Common Stock of the issuer. The Tranche A Warrants and Tranche B Warrants are exercisable at an exercise price of $12.00. The Tranche A Warrants expire on June 10, 2000. The Tranche B Warrants expire on December 17, 2000. The Tranche A Debentures and the Tranche B Debentures are convertible at a conversion price of $10.00.

     Each of RGC and the RGC Affiliates has sole power to vote and to dispose of the shares indicated.

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CUSIP NUMBER:  374163103                                       PAGE 6 OF 9 PAGES

                                  SCHEDULE 13G

ITEM 1.   (a). NAME OF ISSUER: Geron Corporation (the "Issuer")

          (b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 200 Menlo Park, California 94025

ITEM 2.   (a). NAME OF PERSON FILING:  This Schedule 13G is being filed on behalf of the following persons (the "Filers"):

               (1) RGC International Investors, LDC, a Cayman Islands limited duration company ("RGC");

               (2) Rose Glen Capital Management, L.P., a Delaware limited partnership ("Rose Glen"); and

               (3)  RGC General Partner Corp., a Delaware corporation
                    ("Partner").

               Each of Rose Glen and Partner shall be collectively referred to as the "RGC Affiliates."

               RGC is a private investment fund. Rose Glen is the investment manager of RGC and Partner is the general partner of Rose Glen. The Common Stock to which this Schedule 13G relates is owned by RGC. The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers of the RGC Affiliates are set forth in the table on Schedule A hereto.

          (b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The business address for each of the RGC Affiliates is 251 St. Asaphs Road, Suite 200, 3 Bala Plaza - East, Bala Cynwyd, Pennsylvania 19004. The business address for RGC is c/o SEI Fund Resources International, Ltd., 30 Herbert Street, Dublin, Ireland 2. The residence or business address of each of the executive officers of the RGC Affiliates are set forth in the table on Schedule A hereto.

          (c). CITIZENSHIP: RGC is a Cayman Islands limited duration company. Rose Glen is a Delaware limited partnership. Partner is a Delaware corporation. The citizenship of each of the executive officers of the RGC Affiliates are set forth in the table on Schedule A hereto.

          (d). TITLE OF CLASS OF SECURITIES: Common Stock, $0.001 par value (the "Common Stock").

          (e). CUSIP NUMBER: 374163103





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CUSIP NUMBER:  374163103                                       PAGE 7 OF 9 PAGES

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
          (c), CHECK WHETHER THE PERSON FILING IS A:   N/A

          If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

ITEM 4. OWNERSHIP. For information concerning the ownership of Common Stock of the Issuer by RGC and the RGC Affiliates, see Items 5 through 9 and 11 of the cover pages to this Schedule 13G and the footnotes thereto.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.                      N/A

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
          RGC has granted to Rose Glen, as investment manager, the sole power to manage RGC's investments.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY. N/A

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.  N/A

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.                               N/A

ITEM 10.  CERTIFICATIONS.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.







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CUSIP NUMBER:  374163103                                       PAGE 8 OF 9 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  August 27, 1999.

                                  RGC INTERNATIONAL INVESTORS, LDC
                                  By: Rose Glen Capital Management, L.P.
                                  By: RGC General Partner Corp.



                                  By: /s/ Steven B. Katznelson
                                     ----------------------------------
                                         Steven B. Katznelson
                                         Managing Director


                                  ROSE GLEN CAPITAL MANAGEMENT, L.P.
                                  By: RGC General Partner Corp.



                                  By: /s/ Steven B. Katznelson
                                     ----------------------------------
                                         Steven B. Katznelson
                                         Managing Director


                                  RGC GENERAL PARTNER CORP.


                                  By: /s/ Steven B. Katznelson
                                     ----------------------------------
                                         Steven B. Katznelson
                                         Managing Director


         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. Section 1001)

CUSIP NUMBER:  374163103                                       PAGE 9 OF 9 PAGES


                                   SCHEDULE A


     The name, citizenship and principal occupation or employment of each executive officer of the RGC Affiliates are set forth below. The business address of the above listed persons is 251 St. Asaphs Road, Suite 200, 3 Bala Plaza-East, Bala Cynwyd, Pennsylvania 19004.

Name and Position                           Citizenship                         Principal Occupation or Employment
-----------------                           -----------                         -----------------------------------

Wayne D. Bloch                              United States                       Managing Director - RGC General Partner Corp.*

Gary S. Kaminsky                            United States                       Managing Director - RGC General Partner Corp.*

Steven B. Katznelson                        Canada                              Managing Director - RGC General Partner Corp.*


RGC is governed by a board of directors consisting of Messrs. Bloch, Kaminsky and Katznelson and three additional persons who are affiliates of RGC's administrator, SEI Fund Resources International, Ltd. RGC's board of directors has granted to Rose Glen, as investment manager, the sole power to manage RGC's portfolio of investments.


* Messrs. Bloch, Kaminsky and Katznelson own all of the outstanding capital stock of Partner, are the sole officers and directors of Partner and are parties to a shareholders agreement pursuant to which they collectively control Partner. Through Partner, Messrs. Bloch, Kaminsky and Katznelson control Rose Glen.